

May 7, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: *Form 1 Amendment*

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C and J, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please contact Laura Dickman (312-786-7572; ldickman@cboe.com) if you have any questions or require anything further.

Sincerely,

Arthur Reinstein
Senior Vice President, Deputy General Counsel
312.786.7570
Signature executed at 12:00 p.m. on 05/07/26

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **05/07/26**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMEI

26000180

1. State the name of the applicant: Cboe C2 Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Bo
433 W Van Buren Steet
Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600   (312)-786-7138
  (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman   Associate General Counsel   Cboe C2 Exchange, Inc.   (312) 786-7572
  (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Patrick Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership
_____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: ____05/07/26_____   Cboe C2 Exchange, Inc.
  (MM/DD/YY)   (Name of Applicant)
By_____ [signature] _____[signature executed at 12:00 p.m. on 05/07/26]   Arthur Reinstein, SVP , Deputy General Counsel
  (Signature)   (Printed Name and Title)
Subscribed and sworn before me this ___1___ day of __May__ , __2026__ by _____[signature]_____
          (Month)   (Year)   (Notary Public)
My Commission expires __8-6-28__ County of __Cook__ State of __Illinois__

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

EXHIBIT C – Amendment as of May 7, 2026

Summary of changes made to Exhibit C:

- For Cboe Bats, LLC, Angelo Evangelou (Senior Vice President, Market Policy and Government Affairs) has been removed as an Officer.
- For Cboe BYX Exchange, Inc., Angelo Evangelou (Senior Vice President, Public Policy) has been removed as an Officer.
- For Cboe BZX Exchange, Inc., Angelo Evangelou (Senior Vice President, Public Policy) has been removed as an Officer.
- For Cboe Exchange, Inc., Angelo Evangelou (Senior Vice President, Public Policy) has been removed as an Officer.
- For Cboe C2 Exchange, Inc., Angelo Evangelou (Senior Vice President, Public Policy) has been removed as an Officer.
- For Cboe EDGA Exchange, Inc., Angelo Evangelou (Senior Vice President, Public Policy) has been removed as an Officer.
- For Cboe EDGX Exchange, Inc., Angelo Evangelou (Senior Vice President, Public Policy) has been removed as an Officer.
- For Cboe Futures Exchange, LLC, Angelo Evangelou (Senior Vice President, Public Policy) has been removed as an Officer.
- For Cboe SEF, LLC, Angelo Evangelou (Senior Vice President, Public Policy) has been removed as an Officer.
- For Cboe Europe Limited, Angelo Evangelou (Chief Policy Officer) has been removed as an Officer.
- For Cboe Europe Limited, Angelo Evangelou has been removed as a Director.
- For Cboe Bats, LLC, Hemang Patel (Vice President, Project Management) has been removed as an Officer.
- For Cboe BYX Exchange, Inc., Hemang Patel (Vice President, Project Management) has been removed as an Officer.
- For Cboe BZX Exchange, Inc., Hemang Patel (Vice President, Project Management) has been removed as an Officer.
- For Cboe Exchange, Inc., Hemang Patel (Vice President, Project Management) has been removed as an Officer.
- For Cboe C2 Exchange, Inc., Hemang Patel (Vice President, Project Management) has been removed as an Officer.
- For Cboe EDGA Exchange, Inc., Hemang Patel (Vice President, Project Management) has been removed as an Officer.
- For Cboe EDGX Exchange, Inc., Hemang Patel (Vice President, Project Management) has been removed as an Officer.
- For Cboe Services Company, Hemang Patel (Vice President, Project Management) has been removed as an Officer.
- For Cboe Clear Digital Holdings, LLC, John Denza (Chief Commercial Officer) has been removed as an Officer.
- For Cboe FX Markets, LLC, Emily Eimer (Vice President, FX Liquidity Management) has been removed as an Officer.
- For Cboe Bats, LLC, Michael Hollingsworth (Vice President, Global Head of Risk and Market Analysis) has been removed as an Officer.

- For Cboe Global Indices, LLC, Michael Hollingsworth (Vice President) has been removed as an Officer.
- For Cboe Livevol, LLC, Michael Hollingsworth (Vice President) has been removed as an Officer.
- For Cboe Silexx, LLC, Michael Hollingsworth (Vice President) has been removed as an Officer.
- For Cboe Europe Limited, David Shrimpton has been appointed to the Audit Risk and Compliance Committee.
- For Cboe Europe Limited, Catherine Langlais has been appointed as Chair of the Renumeration Committee.
- For Cboe Clear Europe N.V., Karl Spielman has been appointed to the Audit Risk and Compliance Committee.

<u>Exhibit J</u>

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. <u>Officers</u>

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers				
Name:		Title:	Commencement of Term Date:	
Andrew Bevers		Vice President, Head of Derivatives Account Coverage	02/10/26	
Kristin Boyd		Senior Vice President, Global Head of Derivative Sales and Distribution	02/10/26	
Kevin Carrai		Senior Vice President, Global Head of Market Data and Access Services	02/10/26	
Brittany Carter		Vice President, Corporate Strategy	02/10/26	
Cole Chmielewski		Vice President, Operations	02/10/26	

Bo Chung	Senior Vice President, Global Head of Sales and Index Licensing		02/10/26		
William Ciabattoni	Vice President, Product Management		02/10/26		
Jeff Connell	Senior Vice President, Deputy Chief Regulatory Officer		02/10/26		
Laura Dickman	Vice President, Associate General Counsel		02/10/26		
Craig Donohue	Chief Executive Officer and President		05/20/25 08/12/25 - Title Change 02/10/26		
Meaghan Dugan	Senior Vice President, Head of US Derivatives		03/01/25 10/21/25 - Title Change 02/10/26		
James Enstrom	Senior Vice President, Chief Audit Officer		02/10/26		
Stephanie Foley	Executive Vice President, Chief Human Resources Officer		02/10/26		
Jennifer Fuentes	Senior Vice President, Chief Compliance Officer		03/01/25 – Change in Title 10/21/25 - Title Change 02/10/26		
Todd Furney	Senior Vice President, Chief Risk Officer		02/10/26		
Megan Goett	Senior Vice President, Chief Marketing Officer		02/10/26		
Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer		02/10/26		
Jill Griebenow	Executive Vice President, Chief		02/10/26		

	Financial Officer , Treasurer				
Casie Harris	Vice President, Controller		02/10/26		
John Hiatt	Vice President, Cboe Labs		02/10/26		
Robert Hocking	Senior Vice President, Head of Product Innovation ----------------------------- Executive Vice President, Global Head of Derivatives		03/01/24 – 04/30/25 ----------------------------- 02/10/26		
Gregory Hoogasian	Executive Vice President, Chief Regulatory Officer		02/10/26		
Matthew Iwamaye	Vice President, Associate General Counsel, Equities		02/10/26		
Scott Johnston	Executive Vice President, Chief Operating Officer		03/07/26		
Steven Jorgensen	Vice President, Head of Derivatives Sales – European & Middle East Clients		02/10/26		
JJ Kinahan	Senior Vice President, Head of Retail Expansion and Alternative Investment Products		02/10/26		
Jennifer Lamie	Vice President, Chief Regulatory Advisor		02/10/26		
Stephanie Lara	Senior Vice President, Deputy Chief Regulatory Officer		02/10/26		
Benjamin Lawson	Vice President, Chief Information Security Officer		02/10/26		

Tim Lipscomb		Executive Vice President, Chief Technology Officer		03/01/25 – Change in Title 02/10/26		
Marc Magrini		Vice President, Administration		02/10/26		
Scott Manziano		Vice President, Sales Operations		02/10/26		
Sarah McDowell		Vice President, Chief Enforcement Counsel		02/10/26		
Brian McElligott		Senior Vice President, Head of Data Vantage		02/10/26		
Kathleen Mikulak		Vice President, Regulation		02/10/26		
Guy Miller		Senior Vice President, Chief Legal Officer – North American Securities		02/10/26		
Emily Mitchell		Senior Vice President, Tax		02/10/26		
Anthony Montesano		Vice President, Market Structure		02/10/26		
Jordan Newmark		Vice President, Associate General Counsel		02/10/26		
Dennis O'Callahan		Vice President, Cboe Labs		02/10/26		
Dan Overmyer		Vice President, Options Regulation		02/10/26		
Arthur Reinstein		Senior Vice President and Deputy General Counsel		02/10/26		
Stephanie Renner		Senior Vice President, Finance		02/10/26		
Patrick Sexton		Executive Vice President, General Counsel and Corporate Secretary		02/10/26		
Steven Sinclair		Vice President, Software Engineering		02/10/26		

Nicholas Still	Vice President, Data Protection Officer	02/10/26		
Oliver Sung	Senior Vice President, North American Cash Equities	03/01/25 – Change in Title 02/10/26		
Alexandra Szakats	Vice President, Cboe Options Institute	02/10/26		
Hatice Unal	Senior Vice President, Infrastructure	02/10/26		
Joacim Wiklander	President & CEO of Cboe Canada | Head of Global Listings	02/10/26		
Allen Wilkinson	Senior Vice President, Chief Accounting Officer	02/10/26		
Clinton Wolf	Vice President, Operations	02/10/26		
Omarr Woodhouse	Vice President, Operations Support Center	02/10/26		
Troy Yeazel	Senior Vice President, Global Operations	02/10/26		
Former Officers				
Name:				
Catherine Clay	Executive Vice President, Global Head of Derivatives	03/01/24		09/30/25
Gary Compton	Vice President, Communications	02/10/26		03/31/26
Angelo Evangelou	Senior Vice President, Public Policy	02/10/26		04/30/26
Stacie Fleming	Senior Vice President, Communications	02/10/26		04/20/26
Dave Howson	President	03/01/24		08/01/25

Chris Isaacson	Executive Vice President, Chief Operating Officer		02/10/26		03/06/26
Adam Inzirillo	Executive Vice President, Global Head of Data and Access Solutions		03/01/24		09/05/25
Hemang Patel	Vice President, Project Management		02/10/26		04/28/26
Eileen Smith	Senior Vice President, Data and Analytics		02/10/26		03/03/26
Natan Tiefenbrun	Senior Vice President, President North American and European Equities		7/17/24		02/11/26
Fredric Tomczyk	Chief Executive Officer		03/01/24		05/07/25

2.   Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors					
Name		Classification(s)		Last Appointment Date:		Termination Date:
Bruce Andrews		Director		09/12/25		
Gilbert Bassett		Director		09/12/25		
Craig Donohue		Director		08/12/25[1]		
Ananda Radhakrishnan		Director		09/12/25		
Miguel Rivera		Director		09/12/25		
David Roscoe		Director		09/12/25		
Hillary Sale		Director		09/12/25		

---

[1]   The formal board written consent appointing him as director was executed on September 12, 2025 but specified an earlier effective date of August 12, 2025.

Scott Wagner		Director		09/12/25			
Former Directors							
Name:		Title:		Appointment Date:		Termination/ Change Position Date:	
Dave Howson		Director		08/13/24		08/01/25	
Kevin Murphy		Director		08/13/24		11/13/25	

3.   Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Bruce Andrews
- Craig Donohue
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe